SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.__1___)*

AIR T, INC.

(Name of Issuer)

Common Stock, $.25 par value

(Title of Class of Securities)

009207101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009207101	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 179,739
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 179,739
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS FS Special Opportunities I Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,221
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,221
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 202,960
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 202,960
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 009207101	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,960
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,960
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101	13G	Page 7 of 10 Pages

Item 1(a). Name of Issuer:

Air T, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

3524 Airport Road, Maiden, NC 28650

Item 2(a). Name of Person Filing:

Farnam Street Partners, L.P., a Minnesota Limited Partnership (“FSP”) and FS Special Opportunities I Fund, L.P., a Minnesota Limited Partnership (“FS Special,” and collectively with FSP, the “Funds”), of which the General Partner of each is Farnam Street Capital, Inc., a Minnesota corporation (“FSC”). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC.

Item 2(b). Address of Principal Business Office, or if none, Residence:

3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

Item 2(c). Citizenship:

The Funds are both Minnesota limited partnerships; FSC is a Minnesota corporation; and Messrs. Cabillot and Haeg are citizens of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $.25 par value

Item 2(e). CUSIP Number:

009207101

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 009207101	13G	Page 8 of 10 Pages

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

202,960 shares of Common Stock, as of February 11, 2016.

(b)	Percent of class:

8.55%

(Based upon 2,372,527 shares of Common Stock outstanding as of January 29, 2016 as reported by the Issuer in it most recently filed Quarterly report on Form 10-Q)

(c)	Number of shares as to which such person has:

Messrs. Cabillot and Haeg, as officers of Farnam Street Capital, Inc., the general partner of Farnam Street Partners, L.P. and FS Special Opportunities I Fund, L.P., share voting and dispositive power over all 202,960 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following:                                                                      ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP No. 009207101	13G	Page 9 of 10 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 009207101	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

FARNAM STREET PARTNERS, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES I FUND, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg